

AB 6/10

UNIT 10031328
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 13630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Life Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis, MN 55416
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Forsman 763-765-6430 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 S. 7th Street, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

OATH OR AFFIRMATION

I, Angela Forsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Life Financial Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MICHELE K. THOMFORDE
Notary Public
State of Minnesota
My Commission Expires
January 31, 2013

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ LIFE FINANCIAL SERVICES, LLC

December 31, 2009

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have audited the accompanying statement of financial condition of Allianz Life Financial Services, LLC (the Company) as of December 31, 2009, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Life Financial Services, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2010

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	1,666,914
Fixed-maturity securities, at fair value (amortized cost: $21,490,212)		22,354,344
Prepaid expenses		90,833
Accrued interest receivable		87,055
Receivable from Allianz Life Insurance Company of North America		16,216,332
Total assets	$	40,415,478
Liabilities and Member's Equity		
Liabilities:		
Payable to broker dealers	$	17,369,607
State taxes and fees payable		11,790
Total liabilities		17,381,397
Member's equity		23,034,081
Total liabilities and member's equity	$	40,415,478

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Operations

Year ended December 31, 2009

Revenues:	
Commissions earned	$ 177,542,407
12b-1 fees earned	23,858,812
Marketing stipend	10,084,456
Investment income	680,827
Total revenues	212,166,502
Expenses:	
Commissions	177,542,407
Salaries and employee benefit charges	45,544,234
Marketing	11,867,000
Travel and entertainment	4,717,704
Information technology charges	1,572,163
Advertising and public relations	1,412,286
Outside administrative fees	1,241,876
Occupancy charges	866,296
Printing and office supplies	476,144
Taxes, licenses, and fees	443,671
Other expenses	395,603
Postage and telephone	326,900
Legal expenses	307,926
Meetings and seminars	291,171
General and administrative charges	194,810
Total expenses	247,200,191
Loss from operations	(35,033,689)
Reimbursement of excess of expenses over revenues from Allianz Life Insurance Company of North America	35,033,689
Income before change in net unrealized depreciation of investments	—
Change in net unrealized depreciation of investments	(508,702)
Net loss	$ (508,702)

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Member's Equity

Year ended December 31, 2009

Balance at December 31, 2008	$	23,542,783
Net comprehensive loss		(508,702)
Balance at December 31, 2009	$	23,034,081

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net comprehensive loss	$	(508,702)
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in net unrealized depreciation of investments		508,702
Amortization of fixed-maturity securities		311,545
Decrease in interest receivable on fixed-maturity securities		1,415
Increase in prepaid expenses		(23,246)
Increase in receivable from Allianz Life Insurance Company of North America		(2,581,647)
Increase in payable to broker dealers		3,286,449
Net cash provided by operating activities		994,516
Cash flows from investing activity:		
Maturity of fixed-maturity securities		140,000
Net cash provided by investing activity		140,000
Net increase in cash		1,134,516
Cash, beginning of year		532,398
Cash, end of year	$	1,666,914

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

Allianz Life Financial Services, LLC (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz Societas Europaea (Allianz SE), a European company incorporated in Germany. The Company is a registered broker dealer in securities organized under the laws of Minnesota as a limited liability company. The Company is the distributor for Allianz Life and Allianz Life Insurance Company of New York (Allianz of New York), a wholly owned subsidiary of Allianz Life, variable life and annuity products. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life. Historically and in the foreseeable future, the Company is dependent on Allianz Life to fund its operating losses.

The Company does not carry or hold securities for customer accounts.

The following is a summary of significant accounting policies followed by the Company:

- Commission revenue from sales of variable products is recorded monthly as the related premium is recorded by Allianz Life. Commission expense is recognized in the same manner as the related income is earned.
- 12b-1 fee revenue is recorded monthly based on a percentage of Allianz Life assets under management by certain broker dealers. Distribution expenses are allocated from Allianz Life and recognized in the month the related income is earned.
- Marketing stipend revenue from sales of variable products is recorded monthly based on the assets under management and sales of products sold by certain broker dealers. Related marketing expense is recognized in the month the income is earned. The Company has agreements set up with retail broker dealers to facilitate distribution of the variable product line. These agreements generally contain fees paid by the Company to the retail broker dealer as a marketing allowance that is to be used for promotional costs (marketing brochures, web site presence, etc.).
- Investments in securities are valued at fair value as determined by published quotations. Net unrealized appreciation or depreciation in fair value is included as income or loss on the statement of operations.
- Deposits paid to the Financial Industry Regulatory Authority (FINRA) for advertising and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2009, $90,833 has been recognized as a prepaid expense on the statement of financial condition.

The Company is a single member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return. If the Company were to file a federal income tax return on a "stand alone basis," the Company would incur zero federal income tax expense.

(Continued)

The Company is required by the state of California to pay an $800 annual tax for doing business in the state and must pay a fee based on total annual income. The Company incurred $12,590 of taxes and fees that is included in taxes, licenses, and fees on the statement of operations, of which $11,790 was payable at December 31, 2009.

The Company adopted the provisions of new guidance within the Income Taxes topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) on January 1, 2007. The Company had no unrecognized tax benefits as of January 1, 2009 or any unrecognized tax benefits as of December 31, 2009. The Company does not expect any significant changes related to unrecognized tax benefits during the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2009, the Company had not recognized any interest and penalties.

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

(2) Fair Value Measurements

Fixed-maturity securities consisted of U.S. Treasury notes and are carried at fair value on a recurring basis in the Company's financial statements.

The Fair Value Measurements and Disclosures topic of the FASB ASC (ASC 820) guidance establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a) Quoted prices for similar assets or liabilities in active markets.
(b) Quoted prices for identical or similar assets or liabilities in markets that are not active.
(c) Inputs other than quoted prices that are observable.
(d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

(Continued)

The Company has analyzed the valuation techniques and related inputs, evaluated its assets and liabilities reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each valuation was classified into Level 1, 2, or 3.

The following table presents the assets measured at fair value on a recurring basis and their corresponding fair value hierarchy at December 31, 2009:

	Total	Level 1	Level 2	Level 3
Assets accounted for at fair value:				
Investment in U.S. Treasury notes	$ 22,354,344	$ 22,354,344	$ —	$ —
Total assets accounted for at fair value	$ 22,354,344	$ 22,354,344	$ —	$ —

The following is a discussion of the methodologies used to determine fair values for the financial instruments listed in the above table. These fair values represent an exit price (i.e., what a buyer in the market place would pay for a security in a current sale or charge to transfer a liability).

Valuation of Fixed-Maturity Securities

The fair value of fixed-maturity securities is based on quoted market prices in active markets when available. In certain cases, including private assets as well as certain difficult-to-price securities, internal pricing models may be used that are based on market proxies. Based on the market data, the securities are categorized into asset class, and based on the asset class of the security, appropriate pricing applications, models, and related methodology and standard inputs are utilized to determine what a buyer in the marketplace would pay for the security in a current sale. When quoted prices are not readily available or in an inactive market, standard inputs used in the valuation models include, but are not limited to, benchmark yields, reported trades, municipal securities rulemaking board (MSRB) reported trades, nationally recognized municipal securities information repository (NRMSIR) material event notices, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events.

Transfers

The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during this review may cause reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications are reported as transfers in/out of Level 3 in the beginning of the period in which the change occurs. The Company has no Level 3 financial assets or liabilities.

Non-Recurring Fair Value Measurements

Occasionally, certain assets and liabilities are measured at fair value on a non-recurring basis (e.g., impaired assets). At December 31, 2009, there were no assets or liabilities reported at fair value on a nonrecurring basis.

(3) Transactions with Related Parties

For the year ended December 31, 2009, the Company earned commission revenues of $177,542,407 from Allianz Life and Allianz of New York.

For the year ended December 31, 2009, the Company earned 12b-1 fees of $50,000 from Allianz Life Advisers, LLC, a wholly owned subsidiary of Allianz Life.

The Company has no employees. A management agreement entered into by and between the Company and Allianz Life exists, whereby all expenses, except for commissions, legal and marketing expenses, incurred by Allianz Life on behalf of the Company are allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Allianz Life on behalf of the Company. During 2009, $57,482,858 was allocated to the Company using an allocation method developed by management of Allianz Life. The balance due to Allianz Life was $1,153,275 as of December 31, 2009.

Under this same agreement with the Company, Allianz Life has also agreed to reimburse the Company for the excess of expenses over revenues, exclusive of unrealized investment gains or losses. A management fee for services rendered by Allianz Life may be charged as an additional expense in the event that revenues exceed the other expenses. For the year ended December 31, 2009, total expenses exceeded revenues. The total reimbursement from Allianz Life to the Company was $35,033,689 under this agreement.

Commissions due to broker dealers are paid by Allianz Life on behalf of the Company. At December 31, 2009, the Company has a payable due to broker dealers of $17,369,607 with a corresponding receivable from Allianz Life for commission revenue, as discussed in note 1. The receivable is net with management expenses due of $1,153,275 for a net receivable from Allianz Life of $16,216,332 as of December 31, 2009.

The Company maintains a selling agreement with Questar Capital Corporation, a wholly owned subsidiary of Allianz Life. For the year ended December 31, 2009, the agreement resulted in $2,518,129 in commission revenue for the Company, which is 1.4% of total commissions earned by the Company.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $1,158,760 as of December 31, 2009. At December 31, 2009, the Company had net capital of $6,159,772, which was $5,001,012 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.82:1 at December 31, 2009.

(Continued)

(5) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)1(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Commitments and Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

(7) Subsequent Events

Subsequent events have been evaluated through February 22, 2010, which is the date the financial statements were available to be issued.

(Continued)

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Member's equity	$	23,034,081
Deduct – nonallowable assets:		
Receivable from Allianz Life Insurance Company of North America		16,216,332
Accrued interest receivable		87,055
Prepaid expenses		90,833
Net capital before haircuts on fixed-maturity securities positions		6,639,861
Haircuts on fixed-maturity securities positions		480,089
Net capital		6,159,772
Minimum capital required to be maintained (greater of 6-2/3% of aggregate indebtedness or $5,000)		1,158,760
Net capital in excess of requirement	$	5,001,012
Aggregate indebtedness	$	17,381,397
Ratio of aggregate indebtedness to net capital		2.82:1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 and the above audited computation.

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Governors and Member
Allianz Life Financial Services, LLC:

In planning and performing our audit of the financial statements of Allianz Life Financial Services, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors and Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010



ALLIANZ LIFE FINANCIAL SERVICES, LLC

Financial Statements with Supplementary Schedule and

Independent Auditors' Report on Internal Control

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)